

RMS

18007901

SEC
Mail Processing
Section

JUN 27 2018

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67090

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/17 AND ENDING 04/30/18

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lockton Financial Advisors, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

444 W. 47th Street, Suite 900

(No. and Street)

Kansas City   MO   64112

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Deirdre Patten   281-419-6030

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, LLP

(Name – if individual, state last, first, middle name)

6 CityPlace Drive, Suite 900	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

✓ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Pamela Popp , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lockton Financial Advisors, LLC , as of April 30 , 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LOCKTON FINANCIAL ADVISORS, LLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT
ON MANAGEMENT'S ASSERTION PURSUANT TO
EXEMPTION FROM 17 C.F.R. §240.15C3-3 (K)

APRIL 30, 2018



BROWN SMITH WALLACE

6 CITYPLACE DRIVE SUITE 900   ST. LOUIS, MO 63141   PH 314.983.1200   FX 314.983.1300   BSWLLC.COM

A MEASURABLE DIFFERENCE™

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lockton, Inc.
Kansas City, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lockton Financial Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lockton Financial Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) Lockton Financial Advisors, LLC stated that Lockton Financial Advisors, LLC met the identified exemption provisions for the year ended April 30, 2018, without exception. Lockton Financial Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lockton Financial Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
June 20, 2018



EXEMPTION REPORT

Lockton Financial Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. **Lockton Financial Advisors, LLC** claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k) (1) throughout the fiscal year May 1, 2017 to April 30, 2018.

2. **Lockton Financial Advisors, LLC** met the identified exemption provisions in SEC Rule 15c3-3(k) (1) throughout the fiscal year May 1, 2017 to April 30, 2018 without exception.

Lockton Financial Advisors, LLC

Lockton Financial Advisors, LLC

I, Pamela A. Popp, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Sign: _____ Date: 6/20/18

Pamela A. Popp
President
Lockton Financial Advisors, LLC
444 W 47th St., Suite 900
Kansas City, MO 64112
SEC filing # 8-67090
Firm ID # 137476

LOCKTON FINANCIAL ADVISORS, LLC
LOCKTON INVESTMENT ADVISORS, LLC

[illegible address and phone]
816-960-9000 · FAX: 816-783-9137

www.lockton.com

[illegible disclosure text]

LOCKTON FINANCIAL ADVISORS, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM ON APPLYING AGREED-
UPON PROCEDURES

APRIL 30, 2018


A MEASURABLE DIFFERENCE™

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Lockton, Inc.
Kansas City, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Lockton Financial Advisors, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Lockton Financial Advisors, LLC for the year ended April 30, 2018 solely to assist you and SIPC in evaluating Lockton Financial Advisors, LLC's compliance with the applicable instructions of Form SIPC-7.

Lockton Financial Advisors, LLC's management is responsible for Lockton Financial Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III (FOCUS report) for the year ended April 30, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended April 30, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no such overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
June 20, 2018

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended <u>April 30, 2018</u>

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(35-REV 6/17)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-067090
Lockton Financial Advisors, LLC
444 West 47th Street Suite 900
Kansas City, Mo 64112

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Deirdre Patten 281-419-6030

2. A. General Assessment (item 2e from page 2) — $43.89

B. Less payment made with SIPC-6 filed (exclude interest)
<u>November 27, 2017</u>
Date Paid — (16.13)

C. Less prior overpayment applied — ( )

D. Assessment balance due or (overpayment) — _____

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum — _____

F. Total assessment balance and interest due (or overpayment carried forward) — $27.76

G. PAYMENT: √ the box
Check mailed to P.O. Box [✓] Funds Wired [ ]
Total (must be same as F above) — $27.76

H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lockton Financial Advisors, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the <u>5</u> day of <u>June</u>, 20<u>18</u>.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$10,660,534

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   10,631,273

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions   10,631,273

2d. SIPC Net Operating Revenues $29,261

2e. General Assessment @ .0015   Rate effective 1/1/2017 $43.89

(to page 1, line 2.A.)

LOCKTON FINANCIAL ADVISORS, LLC

Financial Statements and Supplementary Information

April 30, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)



6 CITYPLACE DRIVE SUITE 900   ST. LOUIS, MO 63141   PH 314.983.1200   FX 314.983.1300   BSWLLC.COM

A MEASURABLE DIFFERENCE™

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lockton, Inc.
Kansas City, Missouri

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Lockton Financial Advisors, LLC (a Missouri limited liability company, the "Company") as of April 30, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lockton Financial Advisors, LLC as of April 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lockton Financial Advisors, LLC's management. Our responsibility is to express an opinion on Lockton Financial Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lockton Financial Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules included at pages 11 - 13 has been subjected to audit procedures performed in conjunction with the audit of Lockton Financial Advisors, LLC's financial statements. The supplemental information is the responsibility of Lockton Financial Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Lockton Financial Advisors, LLC's auditor since 2017.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
June 20, 2018

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
BROWN SMITH WALLACE IS A MISSOURI LIMITED LIABILITY PARTNERSHIP

LOCKTON FINANCIAL ADVISORS, LLC

Balance Sheet

April 30, 2018

Assets

Cash and cash equivalents	$	3,544,439
Accounts receivable:		
Commissions and fees receivable		121,580
Producer members receivable		184,414
Prepaid expenses		5,786
Other assets		5,000
Total assets	$	3,861,219

Liabilities and Members' Equity

Producer members payable	$	981,402
Accounts payable		4,794
Payable to affiliates, net		886,081
Accrued expenses:		
Interest		415
Other		12,408
Cancellation reserve		133,450
Producer unit purchases		13,178
Deferred revenue		39,426
Total liabilities		2,071,154
Members' equity		1,790,065
Total liabilities and members' equity	$	3,861,219

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statement of Operations

Year ended April 30, 2018

Revenue:		
Commissions and fees	$	10,684,591
Contingent commissions		47,526
Interest and other income		29,261
Total revenue		10,761,378
Expenses:		
Selling		4,280,897
General and administrative		5,277,111
Producer unit purchases		(394,545)
Interest expense		543
Total operating expenses		9,164,006
Net income	$	1,597,372

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statement of Changes in Members' Equity

Year ended April 30, 2018

| | | Corporate unit | | | |
		Paid-in capital	**Retained earnings (deficit)**	**Producer units**	**Total**
Balance, April 30, 2017	$	510,000	(1,046,148)	2,314,974	1,778,826
Net income		—	1,597,372	—	1,597,372
Distributions to member		—	(1,190,823)	—	(1,190,823)
Change in producer units		—	—	(395,310)	(395,310)
Balance, April 30, 2018	$	510,000	(639,599)	1,919,664	1,790,065

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statement of Cash Flows

Year ended April 30, 2018

Cash flows from operating activities:		
Net income	$	1,597,372
Adjustments to reconcile net income to net cash used in		
operating activities:		
Producer unit purchases		(394,545)
Changes in operating assets and liabilities:		
Commissions and fees receivable		(24,322)
Cancellation reserve		(100,844)
Prepaid expenses and other assets		(978)
Affiliates, net		(1,251,463)
Producer members receivable and payable		92,096
Accrued expenses		10,170
Payments for producer unit purchases		(6,180)
Deferred revenue		16,140
Net cash used in operating activities		(62,554)
Cash flows from financing activities:		
Distributions to member		(1,190,823)
Net cash used in financing activities		(1,190,823)
Change in cash and cash equivalents		(1,253,377)
Cash and cash equivalents, beginning of year		4,797,816
Cash and cash equivalents, end of year	$	3,544,439
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	1,033

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Notes to Financial Statements

April 30, 2018

(1) Nature of Operations

Lockton Financial Advisors, LLC (the Company), a subsidiary of Lockton Insurance Agency, LLC (Lockton), is organized in the state of Missouri. The Company is a limited liability company approved to conduct business as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a k(1) exemptive status stand-alone broker-dealer, operating as a limited broker-dealer on its own behalf and is enabled to conduct securities activities, which may include the sale of variable contracts and mutual funds through employee benefit plans. The Company does not maintain custody or receive customer funds or securities; customer accounts are held by plan vendors. Furthermore, the Company does not maintain a clearing arrangement with any firm and handles individual accounts on an application-way basis direct with the fund company or carrier. The Company is registered with the Municipal Securities Rulemaking Board (MSRB). This membership allows the Company to participate in a limited capacity only dealing in qualified college savings plans. In addition, the Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC) and is subject to the rules and regulations of each agency.

The Company is a subsidiary of Lockton, with Lockton (Corporate Member) owning the Corporate Unit. The associates who have the primary responsibility for establishing new client relationships (Producer Members) own the Producer Units. The Producer Members derive their compensation from the profits of the Company after providing a predetermined allocation of profits to Lockton as the holder of the Corporate Unit. While the legal form of payments to Producer Members is a capital distribution, the Company reflects such payments in the statement of operations as selling expenses. Profits of the Company used to determine Producer Member compensation (Producer Profit Return) generally represent revenue less selling and general and administrative expense.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(b) Revenue Recognition

The Company's revenue comprises principally of commissions paid by the plan vendors, fees paid directly by clients, and interest income. Commission revenue from plan vendors generally represents a percentage of the fair value of the plan assets held on account by the customer and is materially affected by fluctuations in the fair value of the assets in the plan. Commissions received directly from the plan vendor are recognized when fees are earned and realized or realizable. A cancellation reserve is recognized for commissions that are subject to chargeback and is estimated based on historical chargeback rates. This reserve is recorded in commissions and fees revenue on the statement of operations.

Contingent commissions may be paid to the Company by insurance carriers based on retention of clients and the volume of business placed with or through such insurance carriers related to nonsecurities-based insurance products. Contingent commissions are recognized when earned and realized or realizable. In 2018, contingent commissions represented less than 1% of total revenue.

Fees paid directly by clients and interest income are recognized as earned and realized or realizable.

(c)   *Cash and Cash Equivalents*

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At April 30, 2018, cash and cash equivalents consisted of a commercial checking account and a money market mutual fund.

(d)   *Producer Members Receivable and Payable*

Producer Members receive advances throughout the year based upon estimated annual Producer Profit Return as defined in the Company's operating agreement. At the end of each fiscal year, each Producer Member's Producer Profit Return is adjusted to the actual amount earned based on the economic performance of the Company. This adjustment results in some Producer Members having a debit balance in their capital account as a result of an over distribution and other Producer Members having a credit balance in their capital account resulting from the actual Producer Profit Return exceeding distributions made throughout the year. These amounts due from/to Producer Members are reflected as Producer Members receivable or payable, respectively, in the balance sheet.

(e)   *Income Taxes*

The Company is considered a "pass-through" entity under the Internal Revenue Code and, therefore, does not pay federal corporate income taxes on its taxable income. Instead, income is reported on its members' federal income tax return. Accordingly, no income taxes have been recorded in the financial statements for the year ended April 30, 2018.

(f)   *Fair Value of Financial Instruments*

Under existing authoritative accounting guidance, fair value is defined as the price that the Company would receive upon selling an investment or pay to transfer a liability in an orderly transaction to a market participant in the principal or most advantageous market for the investment. At April 30, 2018, the carrying amounts of financial assets and liabilities reported in the accompanying balance sheet for cash and cash equivalents approximate fair value because of the short-term nature of these financial instruments.

Authoritative accounting guidance emphasizes that valuation techniques maximize the use of observable market inputs and minimize the use of unobservable inputs. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on the

best information available in the circumstances. The Company classifies the inputs used to measure these fair values into the following hierarchy as defined by current authoritative accounting guidance:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(3) Producer Unit Purchases

In exchange for certain restrictive covenants and other considerations from Producer Members, the Company has the option to purchase each Producer Member's Producer Unit upon his/her termination.

The agreement to purchase the Producer Members' interest is applicable to all Producer Members and valued based on 25% of the Producer Members' average annual revenue for the preceding three fiscal years and change in value of the Company for the final six months of membership.

The purchase is subject to put and call features and is only mandatory upon the death or permanent and total disability of a Producer Member. The Producer Unit meets the attributes for equity classification and, accordingly, is reported as a noncontrolling interest and displayed as a separate component of equity in the statement of changes in members' equity with the related expense recognized in the statement of operations.

Once exercised, the purchase obligation is no longer subject to the attributes of equity ownership and, thus, is reclassified from a component of equity to a liability. For the five-year period that payment of the obligation is being made, the Company and the Producer Members have agreed that such payments will be funded through a charge of 50% of the purchase obligation to the profits attributable to the Producer Members. However, as future profits of the Company are not guaranteed, U.S. generally accepted accounting principles do not allow for the establishment of a receivable from the future profits attributable to Producer Members. Consequently, despite its belief that only 50% of the cost of purchasing Producer Members' interest will be funded from profits attributed to the Corporate Unit, the Company has provided a noncontrolling interest and related expense as if it will solely fund the Producer Unit purchase.

Producer Unit activity within noncontrolling interest during the year ended April 30, 2018 is as follows:

Balance, April 30, 2017	$	2,314,974
Producer Unit purchases		(965)
Producer Unit expense		(394,545)
Producer Member capital contributions, net		200
Balance, April 30, 2018	$	1,919,664

LOCKTON FINANCIAL ADVISORS, LLC

Notes to Financial Statements

April 30, 2018

The liability for Producer Unit purchases had the following activity during the year ended April 30, 2018:

	Producer Unit purchases
Balance, April 30, 2017	$ 18,393
Producer Unit purchases	965
Payments	(6,180)
Balance, April 30, 2018	$ 13,178

Because the Company intends for this purchase to be an end-of-career transaction between the Company and the Producer Member, it does not anticipate significant cash requirements in the near term. Committed future payments at April 30, 2018 resulting from terminations and retirements are as follows:

Year ending April 30:	
2019	$ 5,214
2020	3,982
2021	3,982
Total	$ 13,178

(4) Transactions with Affiliates

The Company and its Producer Members receive services from affiliated entities. These services include, but are not limited to, general executive management, general legal counsel, treasury, tax, financial accounting, advertising, information technology services, subscriptions, insurance, professional services, bank fees, office accommodations, clerical services, customer account service support, and various other support functions. Fees paid for these services were $5,259,285 for the year ended April 30, 2018. These charges are an allocation of costs incurred by the affiliated entities and are accounted for in accordance with agreements among these parties.

At April 30, 2018, the Company had a net payable to affiliates of $886,081 for payments made in the ordinary course of business on behalf of the Company by its affiliates.

These transactions with affiliates are accounted for in accordance with agreements among these parties. There can be no assurance that such transactions would have occurred under the same terms and conditions with an unrelated party.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and treated as a registered broker-dealer, which requires the maintenance of minimum net capital defined as the greater of $25,000 or a ratio of aggregate indebtedness to net capital. As of April 30, 2018, the Company had net regulatory capital of $1,419,302, which is $1,281,225 in excess of required net capital.

(6)   Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through June 20, 2018, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

(7)   Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued new accounting guidance to clarify the principles for revenue recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Entities are permitted to adopt the guidance under one of the following methods: the "full retrospective" method, which applies the guidance to each period presented (prior years restated) or the "modified retrospective" method in which the guidance is only applied to the year of adoption, with the cumulative effect of initially applying the guidance recognized as an adjustment to retained earnings. The Company is continuing to evaluate the impact the new guidance will have on the consolidated financial statements for the fiscal year ending April 30, 2019, the effective date of the new guidance.

LOCKTON FINANCIAL ADVISORS, LLC

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

April 30, 2018

Net capital:		
Total members' equity	$	1,790,065
Total members' equity qualified for net capital		1,790,065
Add additions to net worth		—
Less nonallowable assets		316,780
Net capital before haircuts		1,473,285
Less haircuts and undue concentration		53,983
Net capital		1,419,302
Aggregate indebtedness		2,071,154
Percentage aggregate indebtedness to net capital		145.93%
Computation of net capital requirements:		
Minimum net capital requirements**		138,077
Excess net capital	$	1,281,225

Net capital, as computed above, does not differ materially from that reported by the Company in Part IIA of the unaudited FOCUS Report on Form X-17A-5, June 18, 2018 (as amended), at April 30, 2018.

** The minimum net capital required is calculated by taking the greater of $25,000 or 6.67% of Aggregate Indebtedness at April 30, 2018. 6.67% of Aggregate Indebtedness was calculated to be $138,077 ($2,071,154 x 6.67% = $138,077).

See accompanying report of independent registered public accounting firm.

LOCKTON FINANCIAL ADVISORS, LLC

Computation of Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2018

This computation is not applicable to Lockton Financial Advisors, LLC, as the Company qualifies for
exemption under Rule 15c3-3 (k)(1) at April 30, 2018.

See accompanying report of independent registered public accounting firm.

LOCKTON FINANCIAL ADVISORS, LLC

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2018

Information relating to possession or control requirements is not applicable to Lockton Financial Advisors, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(1) at April 30, 2018.

See accompanying report of independent registered public accounting firm.